LORD ABBETT INVESTMENT TRUST

90 Hudson Street
Jersey City, NJ 07302

November 22, 2016

VIA EDGAR

Ms. Jaea Hahn
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Lord Abbett Securities Trust (the “Trust”)
File Nos. 033-58846 and 811-07538

Dear Ms. Hahn:

Reference is made to Post-Effective Amendment No. 82 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on September 16, 2016 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on Tuesday, October 25, 2016 at approximately 10:50 a.m. with Brooke A. Fapohunda and Linda Y. Kim of Lord, Abbett & Co. LLC, the investment adviser to the Trust and each of its series, regarding the Registration Statement. Your comments, and the Trust’s responses thereto, are summarized below. Post-Effective Amendment No. 83 to the Registration Statement, which will be filed with the Commission on November 29, 2016 and will become effective November 30, 2016 (the “Amendment”), will reflect changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

[1]	Accession No. 0000930413-16-008202.

Ms. Jaea Hahn
November 22, 2016

Part A – General

1. Please file your response letter as correspondence via EDGAR in advance of filing the Amendment via EDGAR.

Response: We are filing this response letter as correspondence via EDGAR on November 22, 2016.

2. While Tandy representations are no longer required, we remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, and that the Commission may have additional comments on the Registration Statement.

Response: We acknowledge that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, and that the Commission may have additional comments on the Registration Statement.

3. Please remove all blanks and brackets from the prospectus and Statement of Additional Information (the “SAI”).

Response: All blanks and brackets have been removed from the prospectus and SAI included in the Amendment.

Part B – Prospectus

4. Please confirm supplementally that the Fund will include a line item for “Acquired Fund Fees and Expenses” in the fee table if the fees and expenses incurred by the Fund as a result of its investments in ETFs are greater than 0.01% of the Fund’s average net assets.

Response: We confirm that the Fund will include a line item for “Acquired Fund Fees and Expenses” in the fee table if the fees and expenses incurred by the Fund as a result of its investments in ETFs are greater than 0.01% of the Fund’s average net assets.

5. In the first footnote to the fee table, please provide a cross reference to the section of the prospectus that provides more information about the CDSC.

Response: We have added the following language to the first footnote to the fee table: “More information about the CDSC is provided in “Sales Charges” starting on page 32 of the prospectus.”

6. Please confirm supplementally that Lord Abbett may not recoup any amounts from fees waived or expenses reimbursed under the expense limitation agreement.

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Ms. Jaea Hahn
November 22, 2016

Response: We confirm that Lord Abbett may not recoup any such amounts from the Fund. We note that the Fund’s expense limitation agreement, which will be filed as an exhibit to the Amendment, provides for no such recoupment.

7. Please confirm supplementally that if the Fund intends to invest in total return swaps, the Fund will segregate an appropriate amount of assets.

Response: We confirm that if the Fund invests in total return swaps, the Fund will segregate an appropriate amount of assets.

8. Please confirm supplementally that if the Fund intends to sell credit default swaps, the Fund will segregate the full notional amount of the credit default swaps to cover the obligation.

Response: We confirm that if the Fund sells credit default swaps, the Fund will segregate the full notional amount of the credit default swaps to cover the obligation. We note that if the Fund buys credit default swaps, the Fund will segregate the market value of the credit default swaps to cover the obligation.

9. Please confirm supplementally that credit default swaps will be valued at fair or market value rather than at notional value to the extent counted toward the Fund’s policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of foreign and U.S. companies.

Response: We confirm that credit default swaps will be valued at fair or market value rather than at notional value to the extent counted toward the Fund’s policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of foreign and U.S. companies.

10. Please clarify supplementally whether the ETFs in which the Fund may invest will be affiliated or unaffiliated. If the Fund may invest in unaffiliated ETFs, please explain how the Fund will comply with Section 12(d) of the Investment Company Act of 1940, as amended.

Response: The Fund intends to invest in unaffiliated ETFs at this time. However, the Fund may in the future invest in affiliated ETFs. The Trust has in place compliance policies and procedures to ensure that the Fund will comply with the limitations set out in Section 12(d) of the Investment Company Act of 1940, as amended, and applicable SEC rules with respect to the Fund’s investments in unaffiliated funds.

11. Please tailor the derivatives discussion in the fourth paragraph under “Principal Investment Strategies” in the summary portion of the prospectus to reflect the types of derivatives the Fund intends to utilize.

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Ms. Jaea Hahn
November 22, 2016

Response: We believe that the derivatives discussion in the fourth paragraph under “Principal Investment Strategies” in the summary portion of the prospectus is sufficiently tailored to the types of derivatives the Fund intends to utilize.

12. Please add language to the “Principal Risks” section of the summary portion of the prospectus stating that an investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response: We have added the following language to the “Principal Risks” section of the summary portion of the prospectus:

An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. For more information on the principal risks of the Fund, please see the “More Information About the Fund – Principal Risks” section in the prospectus.

13. Please clarify why “High Portfolio Turnover Risk” is identified as a principal risk in the “Principal Risks” sections of the prospectus.

Response: The Fund may engage in active and frequent trading of its portfolio securities in seeking to achieve its investment objective. As such, “High Portfolio Turnover Risk” is included as a principal risk of the Fund in the “Principal Risks” sections of the prospectus.

14. Please expand the discussion in “ETF Risk” in the “Principal Risks” section of the statutory portion of the prospectus to include the following standard risk disclosure for ETFs:

(1)	An active trading market for ETF shares may not develop or be maintained.

(2)	Particularly in times of market stress, the following factors could lead to variances between the market price and the underlying value of ETF shares:
•	When spreads widen or premium discounts become larger than usual, investors may pay significantly more or receive significantly less than the underlying value of ETF shares when they buy or sell in the secondary market.
•	Market makers or authorized participants may step away from their respective roles in making a market in shares of ETFs.

(3)	Where all or a portion of the ETF’s underlying securities trade in a market that is closed, when the market in which the ETF shares are listed and trading is open, there may be changes between the last
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Ms. Jaea Hahn
November 22, 2016

quote from its closed foreign market and the value of such securities during the ETF’s domestic trading day.

Response: We have revised “ETF Risk” in the “Principal Risks” section of the summary portion of the prospectus as follows:

ETF Risk: Investments in ETFs are subject to a variety of risks, including the risks associated with a direct investment in the underlying securities that the ETF holds. Also, ETFs that track particular indices typically will be unable to match the performance of the index exactly due to the ETF’s operating expenses and transaction costs, among other things. ETFs typically incur fees that are separate from those fees incurred directly by the Fund. As a result, the Fund and its shareholders, in effect, will absorb two levels of fees with respect to investments in ETFs.

In addition, we have revised “ETF Risk” in the “Principal Risks” section of the statutory portion of the prospectus as follows:

ETF Risk: Investments in ETFs are subject to a variety of risks, including the risks associated with a direct investment in the underlying securities that the ETF holds. For example, the general level of stock prices may decline, thereby adversely affecting the value of the underlying investments of the ETF and, consequently, the value of the ETF. In addition, the market value of the ETF shares may differ from the value of their portfolio holdings because the supply and demand in the market for ETF shares at any point is not always identical to the supply and demand in the market for the underlying securities.

While shares of an ETF are listed on an exchange, there can be no assurance that active trading markets for an ETF’s shares will develop or be maintained. Further, secondary markets may be subject to irregular trading activity, wide bid/ask spreads, and extended trade settlement periods in times of market stress because market makers and authorized participants may step away from making a market in an ETF’s shares, which could cause a material decline in the ETF’s net asset value (“NAV”). At times of market stress, ETF shares may trade at a significant premium or discount to the ETF’s NAV. If the Fund purchases ETF shares at a time when the market price is at a significant premium to the ETF’s NAV or sells ETF shares at a time when the market price is at a significant discount to the ETF’s NAV, the Fund will pay significantly more, or receive significantly less, respectively, than the ETF’s NAV. This may reduce the Fund’s return or result in losses.

In addition, because certain of an ETF’s underlying securities (e.g., foreign securities) trade on exchanges that are closed when the exchange that shares of the ETF trade on is open, and vice versa, there are likely to be deviations between

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Ms. Jaea Hahn
November 22, 2016

the current pricing of an underlying security and the closing security’s price (i.e., the last quote from its closed foreign market) resulting in premiums or discounts to the ETF’s NAV that may be greater than those experienced by other ETFs. Also, ETFs that track particular indices typically will be unable to match the performance of the index exactly due to the ETF’s operating expenses and transaction costs, among other things. ETFs typically incur fees that are separate from those fees incurred directly by the Fund. Therefore, as a shareholder in an ETF (as with other investment companies), the Fund would bear its ratable share of the ETF’s expenses. At the same time, the Fund would continue to pay its own investment management fees and other expenses. As a result, the Fund and its shareholders, in effect, will absorb two levels of fees with respect to investments in ETFs.

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If you have any questions, please call the undersigned at (201) 827-2279.

Sincerely,

/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Deputy General Counsel
Lord, Abbett & Co. LLC
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